EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)	Held directly by Insight Venture Partners IX, L.P.
(2)	Held directly by Insight Venture Partners (Cayman) IX, L.P.
(3)	Held directly by Insight Venture Partners (Delaware) IX, L.P.
(4)	Held directly by Insight Venture Partners IX (Co-Investors), L.P.
(5)	Represents the sale of all remaining shares of Common Stock held by the Reporting Persons in privately negotiated sale transactions.